Exhibit 99.1
LJ INTERNATIONAL INC.’S OPENS 110TH ENZO STORE
9TH STORE IN TIANJIN, CHINA — NEW OPENING IN THE PRESTIGIOUS TFF STORE
HONG KONG, August 06, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that its ENZO retail division has opened its 110th store to date. The newest store is located in the TFF Store, the first and only high-end luxury shopping mall in Tianjin, China.
To date, nine ENZO stores are currently opened in Tianjin, one of the largest cities in China with a population of approximately 12.8 million. The TFF Store is ENZO’s largest location and will serve as the Companies flagship space within Tianjin, attracting both visitors and local consumers in the market for purchasing luxury merchandise.
“As LJI continues to expand its retail operations throughout China, a location in the TFF Store adds both presence and prestige to the ENZO name. ENZO’s trademark colored-stoned jewelry caters to the growing middle class looking for affordable luxury. Being situated in one of the most well-known, high-end malls enables ENZO to capitalize on customer traffic from their target market. We are honored to be located within the TFF Store, as obtaining space in the mall is valuable to both our brand name and our business.” stated Yu Chuan Yih, Chairman and CEO of LJ International Inc.
TFF Store is well known as the core store within the Tianjin Friendship department-store chain. It is considered a landmark property in the heart of Tianjin’s retail district and is known for its collection of high-end brand retailers, elegant shopping environment, first-class customer service, and superior management standards. In 2007, TFF Store began an expansion project that will increase the property’s retail space to approximately 40,000 square meters.
The TFF Store records annual sales approximating $1.5B (USD) per year, and has estimated a trajectory to exceed these numbers in 2010. These figures support the trend for continued demand of luxury items and increased amount of disposable income from Chinese consumers. Furthermore, TFF Store supports its vendors by driving customer traffic throughout the year by featuring monthly marketing themes and sponsoring holidays-specific, retail-related activities.
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “expects” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding ENZO stores expansion plan. The foregoing is not an exclusive list of all forward-looking statements we make.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the global economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include global political, economic, business, competitive, market and regulatory conditions and the following: the current global financial crisis and economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China and worldwide; the impact of competition and pricing; market price of key raw materials; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of attractive store locations; our ability to develop new merchandise; and our ability to hire, train and retain associates. The risk factors that are presented in Item 3.D. of our Report on Form 20-F for the fiscal year ended December 31, 2009, as well as the disclosures contained in our other public filings which we have filed with the Securities and Exchange Commission.
Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com